August 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re: Landa App 3 LLC

Offering Statement on Form 1-A

Filed June 06, 2024

File No. 024-11815

Dear Staff of Office of the Real Estate & Construction:

This letter is submitted on behalf of Landa App 3 LLC (the “Company”, “App 3”, ‘us”, “we” or “ous”) in response to a comment letter from the staff of the the Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 7, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on June 06, 2024 (the “Offering Statement”).The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No. 1 to Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

Description of Properties

Loans, page 48

1. We note your response to prior comment 1. Please provide more detailed disclosure regarding the terms of the loans. For example, please disclose any covenants related to the loans and clarify if the interest rates are fixed or variable. Also, we note that the loan related to 368 Irwin Street matured almost a year ago and that 24 Ditmars Street matured almost 2 months ago. Please provide detailed disclosure regarding the status of the negotiations related to these loans and clarify if the counterparty has already commenced foreclosure proceedings. Please clarify how you have avoided foreclosure proceedings to date. Further, we note your disclosure that “the Manager cannot guarantee that the properties will be able to secure financing to avoid foreclosure.” Please clarify if the company is in a financial position to prevent foreclosure if you are not able to secure further financing and whether it has exercised this option for the two properties above. Please provide risk factor disclosures.

Response to Staff Comment No. 1

In response to the Staff's comment, the Company has revised its offering circular to include a more detailed disclosure regarding the loans, interest rate and monthly payments, negotiations, foreclosure, future plans and refinance status. Additionally, the Company has attached the Bridge Loan extensions agreements to the Offering Circular as exhibits. The disclosures can be found on page 49 and page 17 (“Default”) under the Risk Factors section.

Sincerely,

   LANDA App 3 LLC

By:	Landa Holdings, Inc., as member manager
By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer